Issuer Free Writing Prospectus dated August 20, 2009
Filed Pursuant to Rule 433
Registration No. 333-160922
(Relating to Prospectus dated August 13, 2009)

21,126,761 Units

BioPharma, Inc.

Common Stock

Warrants

This free writing prospectus relates only to the securities described in, and should be read together with, the prospectus dated August 13, 2009 (the “Prospectus”) included in AVI BioPharma, Inc.’s Registration Statement on Form S-3 (Registration Nos. 333-160922) relating to these securities. The following information supplements and updates the information contained in the Prospectus.  References in this free writing prospectus to “AVI BioPharma,” the “Company”, we”, “us” and “our” are to AVI BioPharma, Inc., an Oregon corporation.

Terms and Conditions of the Offering

Issuer	AVI BioPharma, Inc. (NASDAQ: AVII)

Securities offered by us	21,126,761 units consisting of one share of common stock and a Warrant to purchase 0.40 shares of common stock.

Public offering price per unit	$1.42 per unit

No Warrant Agent	The Company will administer the Warrants. There will be no Warrant Agent.

Market for the Warrants

There is no established public trading market for the offered Warrants and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Warrants on any national securities exchange.

Over-allotment option

We have granted the underwriters an option for a period of 30 days to purchase, on the same terms and conditions set forth above, up to an additional 3,169,014 units (3,169,014 shares of our common stock and Warrants to purchase an additional 1,267,606 shares) to cover overallotments.

Proceeds to AVI BioPharma (Net of Expenses)	$27.8 million. If the underwriters exercise the over-allotment option in full, the total net proceeds to us will be $32.1 million.

Dilution

As of June 30, 2009, we had a per share net tangible book value of common stock of $0.0039. Based on the public offering price of $1.42 per share, if you purchase shares of common stock in this offering, you will suffer dilution of approximately $1.25 per share in the net tangible book value of the common stock. As a result of the offering, the per share net tangible book value of common stock will increase by approximately $0.162. The foregoing assumes no exercise of the Warrants.

Use of proceeds

We intend to use the net proceeds from this public offering to fund our research and development efforts, including clinical trials for our proprietary product candidates, and for general corporate purposes, including working capital needs.

Description of the Warrants

Each purchaser will receive a Warrant to purchase 0.40 of a share of common stock for each share of common stock it purchases in the offering. The Warrants are exercisable at an exercise price of $1.78 per share of common stock. The Warrants are exercisable starting on the date that is six months from the closing of this offering, and expire 5 years from the date of issuance.For additional terms of the Warrants, see “Other Terms of the Warrants” below.

Trade date	August 20, 2009

Settlement date	August 25, 2009

CUSIP	002346104

Sole Book-Running Manager	Jefferies & Company, Inc.

Co-Manager	JMP Securities LLC

Other Terms of the Warrants

Adjustment to Exercise Price.  The Warrants will, among other things, include provisions for the appropriate adjustment in exercise price of the Warrants and the class and number of the common shares to be issued upon exercise of the Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of our common shares, the payment of stock dividends, our amalgamation, and certain rights offerings and other distributions to all holders of our common stock.

Fundamental Transaction.  In the event of a Fundamental Transaction (as defined in the Warrant Certificate) that is (1) an all cash transaction, (2) a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Exchange Act, or (3) a Fundamental Transaction involving a person or entity not traded on a national securities exchange, including, but not limited to, the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market, the Company or any Successor Entity (as defined below) shall, at each holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction, purchase the Warrant from each holder exercising such option by paying to the holder an amount of cash equal to the Black Scholes Value of the remaining unexercised portion of such holder’s Warrant on the date of the consummation of such Fundamental Transaction.  “Black Scholes Value” means the value of each holder’s Warrant based on the Black and Scholes Option Pricing Model obtained from the “OV” function on Bloomberg determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date, (B) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg as of the Trading Day immediately following the public announcement of the applicable Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date.

No Cashless Exercise Except Under Very Limited Conditions.  Cashless exercise of the Warrants will not be permitted except unless at the time of exercise of the Warrant (i) there is no effective registration statement registering the underlying shares of common stock, and (ii) all of the underlying shares of common stock are not then registered by the holder into the market at market prices from time to time on an effective registration statement for use on a continuous basis (or the prospectus therein is not available for use).  In such limited circumstances, a Warrant may be exercised on a cashless basis and the holder will receive a number of shares of common stock equal to the quotient obtained by dividing [(A-B) (X)] by (A), where A equals the VWAP (as defined in the Warrant Certificate) on the immediately preceding trading day, B equals the then-current exercise price of the Warrant and C equals the number of shares of common stock into which the Warrant would be exercisable by means of a cash exercise.  In all other circumstances, the Warrant must be exercised for cash.

Ownership Limitations.  Absent a waiver by the Company, no holder will be permitted to exercise a Warrant to the extent that, after giving effect to such exercise, such holder and its affiliates would beneficially own, in the aggregate, more than 4.99% of the total number of issued and outstanding shares of our common stock.  However, upon a 61 day notice from the holder, such holder may increase this ownership limit to 9.99% of the total number of issued and outstanding shares of our common stock.

Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described under “Risk Factors” in Part I, Item 1A of our most recent Annual Report on Form 10-K and Part II, Item 1A of our most recent Quarterly Report on Form 10-Q as well as all of the other risks relating to this offering below, before investing in our common stock. If any of the possible events described in those sections actually occur, our business, business prospects, cash flow, results of operations or financial condition could be harmed. In this case, the trading price of our common stock could decline, and you might lose all or part of your investment in our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

We intend to use the net proceeds from this offering for general corporate purposes, including clinical trial expenses, research and development expenses, general and administrative expenses, manufacturing expenses, and potential acquisitions of companies and technologies that complement our business. Accordingly, our management will have broad discretion as to the application of the net proceeds from this offering, and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.

There is no public market for the Warrants being offered in this offering.

There is no established public trading market for the Warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Warrants on any securities exchange. Without an active market, the liquidity of the Warrants will be limited.

Holders of our Warrants will have no rights as a common shareholder until they acquire our common stock.

Until you acquire shares of our common stock upon exercise of the Warrants, you will have no rights with respect to shares of our common stock issuable upon exercise of Warrants, including rights to vote or respond to tender offers. Upon exercise of your Warrants, you will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date.

Material United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax considerations of the acquisition, ownership and disposition of our common stock and warrants issued pursuant to this offering.  This discussion is not a complete analysis of all of the potential United States federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws.  This discussion is based on the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering.  These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those discussed below.  No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to holders who purchase our common stock and warrants issued pursuant to this offering and who hold our common stock and warrants as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment).  This discussion does not address all of the United States federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances.  This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal income tax laws, including, without limitation:

•                  financial institutions, banks and thrifts;

•                  insurance companies;

•                  tax-exempt organizations;

•                  “S” corporations, partnerships or other pass-through entities;

•                  traders in securities that elect to use a mark-to-market method of accounting;

•                  taxpayers subject to the alternative minimum tax;

•                  regulated investment companies and real estate investment trusts;

•                  broker-dealers or dealers in securities or currencies;

•                  United States expatriates and certain former citizens or long-term residents of the United States;

•                  corporations that accumulate earnings to avoid United States federal income tax;

•                  persons that own, or have owned, actually or constructively, more than 5% of our common stock;

•                  persons that hold our stock as a position in a “straddle,” or as part of a synthetic security or “hedge,” “conversion transaction,” “constructive sale” or other integrated investment; or

•                  or U.S. holders (as defined below) that have a “functional currency” other than the United States dollar.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK AND WARRANTS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER UNITED STATES FEDERAL TAX LAWS.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of common stock or warrants that is, for United States federal income tax purposes:

•                  an individual citizen or resident of the United States;

•                  a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•                  an estate the income of which is subject to United States federal income taxation regardless of its source; or

•                  a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

The term “non-U.S. holder” means a beneficial owner of common stock or warrants (other than a partnership) that is not a U.S. holder.

If an entity that is classified as a partnership for United States federal income tax purposes is a beneficial owner of common stock or warrants, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.  Partnerships and other entities that are classified as partnerships for United States federal income tax purposes and persons holding common stock or warrants through a partnership or other entity classified as a partnership for United States federal income tax purposes are urged to consult their own tax advisors.

Allocation of Purchase Price Between Common Stock and Warrants

Each holder that purchases an investment unit will receive both common stock and a warrant for a certain amount of our common stock.  The purchase price for the investment unit will be allocated between the common stock and the warrant in proportion to their relative fair market values on the date that the investment unit is purchased by such holder.  This allocation of the purchase price will establish a holder’s initial tax basis for United States federal income tax purposes in its common stock and warrant.

Each holder should consult its own tax advisor regarding the allocation of the purchase price between the common stock and the warrant.

Summary of Tax Consequences with Respect to our Common Stock

U.S. Holders

Distributions on Our Common Stock.  If we make cash or other property distributions on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current earnings and profits for that taxable year or accumulated earnings and profits, as determined under United States federal income tax principles.  Any such dividends will be eligible for the dividends-received deduction if received by an otherwise qualifying corporate U.S. holder that meets certain holding period and other requirements for the dividends-received deduction.  For tax years beginning before 2011, non-corporate U.S. holders that received dividends on our common stock are eligible for a reduced rate of taxation if certain requirements are satisfied.  Any distributions on our common stock in excess of our current and accumulated earnings and profits will first be applied to reduce the U.S. holder’s tax basis in the common stock, and any amount in excess of the U.S. holder’s tax basis will be treated as gain from the sale or exchange of the U.S. holder’s common stock as described below.

Adjustments to the Number of Shares Underlying the Warrants and/or Exercise Price of the Warrants.  Certain adjustments to, or failure to adjust, the number of shares underlying the warrants and/or exercise price of the warrants may cause holders of common stock to be treated as having received a distribution on the common stock, to the extent any such adjustment or failure to adjust results in an increase in the proportionate interest of such holders in our company.  Such a distribution would be taxable to holders as a dividend, return of capital or capital gain generally in accordance with rules discussed above under the heading “Distributions on Our Common Stock.”

Sale, Exchange or Other Disposition of Our Common Stock.  Upon a sale, exchange or other taxable disposition of our common stock, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between (i) the amount of cash and the fair market value of other property received, and (ii) the U.S. holder’s adjusted tax basis in the shares.  Such gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period with respect to such shares is more than one year at the time of the sale or other taxable disposition.  Non-corporate U.S. holders may be eligible for reduced rates of taxation on long-term capital gains.  The deductibility of capital losses is subject to certain limitations.

Backup Withholding and Information Reporting.  Information returns may be filed with the IRS in connection with payments or deemed payments of dividends on the common stock and the proceeds from a sale or other disposition of the common stock.  A U.S. holder will not be subject to backup withholding tax on these payments if the holder provides its taxpayer identification number to the paying agent and complies with certain certification procedures or otherwise establishes an exemption from backup withholding.  The amount of any backup withholding from a payment to a U.S. holder generally will be allowed as a credit against the U.S. holder’s United States federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Holders

Dividends and Adjustments to the Number of Shares Underlying the Warrants and/or Exercise Price of the Warrants.  Dividends paid to a non-U.S. holder of our common stock generally will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty.  Certain adjustments to, or failure to adjust, the number of shares underlying the warrants and/or exercise price of the warrants may cause holders of common stock to be treated as having received a distribution on the common stock, to the extent any such adjustment or failure to adjust results in an increase in the proportionate interest of such holders in our company.  Any such deemed distribution would be subject to withholding tax to the same extent as an actual distribution.

To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a validly completed IRS Form W-8BEN (or applicable successor form) certifying, under penalty of perjury, such holder’s qualification for the reduced rate.  This certification must be provided to us or our paying agent prior to the payment of the dividend and must be updated periodically.  Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States and dividends paid on the common stock are effectively connected with such non-U.S. holder’s United States trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from United States federal withholding tax.  To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a validly completed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s United States trade or business (and, if required by an applicable income tax treaty, that are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis at the regular graduated United States federal income tax rates in the same manner as if such non-U.S. holder were a resident of the United States.  A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.  Non-U.S. holders should consult their own tax advisors regarding any applicable income tax treaties that may provide for different rules.

Sale, Exchange or Other Disposition of Our Common Stock.  Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

•                  the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•                  the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•                  our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.  The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests.

Gain described in the first bullet point above will be subject to United States federal income tax on a net income basis at regular graduated United States federal income tax rates in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.  Non-U.S. holders should consult their own tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to United States federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States) provided that the non-U.S. holder has timely filed United States federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC for United States federal income tax purposes.  However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our non-U.S. real property interests, there can be no assurance that we are not a USRPHC or will not become one in the future.  Even if we are or become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to tax as a sale of a USRPI if such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or exchange or the non-U.S. holder’s holding period for such stock.  Our common stock currently is “regularly traded” on an established securities market, although we cannot guarantee that it will be so traded in the future.  If gain on the sale or other taxable disposition of our stock were subject to taxation under the exception described in the third bullet point above, the non-U.S. holder would be subject to regular United States federal income tax with respect to such gain in the same manner as a U.S. person (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

Backup Withholding and Information Reporting.  Information returns may be filed with the IRS in connection with the payment or deemed payment of dividends on our common stock and the proceeds from a sale or other disposition of our common stock.  A non-U.S. holder may be subject to U.S. backup withholding on these payments unless the holder complies with certification procedures to establish an exemption from backup withholding.  The amount of any backup withholding from a payment to a non-U.S. holder generally will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

Summary of Tax Consequences with Respect to the Warrants

U.S. Holders

Exercise of Warrants.  If a U.S. holder exercises a warrant with cash (the “Cash Exercise Option”), a U.S. holder should not be required to recognize income, gain or loss and the U.S. holder’s tax basis in common stock received upon the exercise will equal the sum of (i) the U.S. holder’s adjusted tax basis in the warrant at the time of exercise and (ii) the exercise price of the warrant (reduced by any tax basis allocable to a fractional share).  The U.S. holder’s holding period in the shares received under the Cash Exercise Option will commence on the day that the U.S. holder exercises the warrant and will not include the period during which the U.S. holder held the warrant.  If a U.S. holder receives any cash in lieu of a fractional share of common stock, the rules described below under “Sale or Other Disposition of Warrants” will apply with respect to portion of the warrants that correspond to the fractional share.

Under certain circumstances, a U.S. holder may exercise its warrants through the cashless exercise option (the “Cashless Exercise Option”).  In such a case, the tax consequences are not entirely clear under current tax law.  The Cashless Exercise Option may be tax-free, either because the exercise is not a taxable exchange or because the exercise is treated as a recapitalization for U.S. federal income tax purposes.  In either tax-free situation, a U.S. holder’s tax basis in the common stock received would equal the U.S. holder’s tax basis in the warrant.  If the Cashless Exercise Option were treated as other than a taxable exchange, a U.S. holder’s holding period in the common stock would commence on the date of exercise of the warrant.  If the Cashless Exercise Option were treated as a recapitalization, the holding period of the common stock would include the holding period of the warrant.

It is also possible that the Cashless Exercise Option could be treated as a taxable exchange in which gain or loss would be recognized.  In such event, a U.S. holder could be deemed to have surrendered a number warrants having a fair market value equal to the exercise price for the number of warrants deemed exercised (i.e., the number of warrants equal to the number of common shares issued pursuant to the Cashless Exercise Option).  The U.S. holder would recognize capital gain or loss in an amount equal to the difference between such fair market value and the U.S. holder’s tax basis in such warrants deemed surrendered.  In this case, a U.S. holder’s tax basis in the common stock received would equal the sum of such fair market value and the U.S. holder’s tax basis in the remaining warrants exercised.  A U.S. holder’s holding period for the common stock would commence on the date of exercise of the warrant.

The tax consequences of holding and disposing of common shares acquired on exercise of a warrant are described under “Summary of Tax Consequences with Respect to Our Common Stock” above.

Holders of warrants should consult their own tax advisors as to the proper treatment of the exercise of such warrants.

Lapse of Warrants.  If a warrant expires without being exercised, a U.S. holder generally will recognize a capital loss in an amount equal to its tax basis in the warrant, subject to possible loss disallowance rules that may be applicable to U.S. holders that are treated as related to us.  Such loss will be long-term capital loss if, at the time of the expiration, the Warrant has been held by the U.S. holder for more than one year.  In addition, the deductibility of capital losses is subject to various limitations.

Sale or Other Taxable Disposition of Warrants.  Upon a sale or other taxable disposition of a warrant other than by exercise as described above, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between (i) the amount of cash and the fair market value of other property received and (ii) the holder’s adjusted tax basis in the warrant.  Any capital gain or loss recognized will be long- term capital gain or loss if the holder’s holding period for the warrant is more than one year at the time of such disposition.  For tax years beginning before 2011, non-corporate U.S. holders may be eligible for reduced rates of taxation on long-term capital gains.  The deductibility of capital losses is subject to certain limitations.

Adjustments to the Number of Shares Underlying the Warrants and/or Exercise Price of the Warrants.  Certain adjustments to, or failure to adjust, the number of shares underlying the warrants and/or exercise price of the warrants may cause holders of warrants to be treated as having received a distribution on the warrants, to the extent any such adjustment or failure to adjust results in an increase in the proportionate interest of such holders in our company.  Such a distribution would be taxable as a dividend, return of capital or capital gain in accordance with rules discussed above under “Summary of Tax Consequences with Respect to Our Common Stock — U.S. Holders — Distributions”.

Backup Withholding and Information Reporting.  Information returns may be filed with the IRS in connection with deemed payments of dividends on our warrants and the proceeds from a sale or other disposition of the warrants.  A U.S. holder will not be subject to backup withholding tax on these payments if the holder provides its taxpayer identification number to the paying agent and complies with certain certification procedures or otherwise establishes an exemption from backup withholding.  The amount of any backup withholding from a payment to a U.S. holder generally will be allowed as a credit against the U.S. holder’s United States federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Holders

Adjustments to the Number of Shares Underlying the Warrants and/or Exercise Price of the Warrants.  Certain adjustments to, or failure to adjust, the number of shares underlying the warrants and/or exercise price of the warrants may cause holders of warrants to be treated as having received a distribution on the warrants, to the extent any such adjustment or failure to adjust results in an increase in the proportionate interest of such holders in our company.  Any such deemed distribution would be subject to withholding tax to the same extent as an actual distribution.

Exercise or Sale of Warrants.  A non-U.S. holder should not recognize gain or loss on exercise of a warrant.  Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to United States federal income tax on any gain recognized on the sale, exchange, redemption or other taxable disposition of a warrant unless:

•                  such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment);

•                  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•                  we are or have been a “United States real property holding corporation,” or a USRPHC, for United States federal income tax purposes.

Gain described in the first bullet point above will be subject to United States federal income tax on a net income basis at regular graduated United States federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.  Non-U.S. holders should consult their own tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to United States federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States) provided that the non-U.S. holder has timely filed United States federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC for United States federal income tax purposes.  However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our non-U.S. real property interests, there can be no assurance that we are not a USRPHC or will not become one in the future.  If, however, we are or were to become a USRPHC, the United States federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of warrants by a non-U.S. holder if the aggregate fair market value of the interests in us, including the warrants, treated as held by such non-U.S. holder is less than or equal to the fair market value of 5% of the shares of the regularly-traded class of our stock with the lowest fair market value, determined as of the date that such non-U.S. holder acquires our warrants. If the warrants were to be treated as regularly traded on an established securities market, such 5% test would be applied with respect to such warrants.  No assurance can be given that we will not become a USRPHC, or that the warrants will be considered regularly traded, when a non-U.S. holder sells its warrants.

Information Reporting.  Information returns may be filed with the IRS in connection with deemed payments of dividends on our warrants and the proceeds from a sale or other disposition of the warrants.  A non-U.S. holder may be subject to U.S. backup withholding on these payments unless the holder complies with certification procedures to establish an exemption from backup withholding.  The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

Where You Can Find More Information

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we or the underwriters for this offering will arrange to send you the prospectus if you request it from Jefferies & Company, Inc., Attention: Syndicate Prospectus Department, 520 Madison Avenue, New York, NY, 10022 or at (888) 449-2342.

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